Exhibit (g)(6)

Amendment to the Custodian Agreement dated May 1, 1998
between Each of the Investment Companies Listed on Appendix "A" Attached Thereto and Citibank, N.A. (the "Custodian Agreement")

WHEREAS, the Custodian will provide custody services for shares of certain open-end investment companies to the Investment Companies Listed on Appendix "A" Attached to the Custodian Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree to amend the Custodian Agreement as follows:

Section 2.02 (c) of the Custodian Agreement shall be replaced in its entirety with the following section 2.02(c):

(c) Notwithstanding the provisions of the forgoing paragraphs of this Section 2.02, the Custodian is hereby authorized to maintain the shares of certain other open-end mutual funds managed by Fidelity Management & Research Company ("FMR") or its affiliates or successors as listed on Attachment 1 attached hereto as may be amended from time to time (the "Central Funds") owned by the Portfolios in book entry form directly with the transfer agent or a designated sub-transfer agent of each such Central Fund (a "Central Fund Transfer Agent"), subject to and in accordance with the following provisions:

i. Such Central Fund shares shall be maintained in a separate custodian account for all such Portfolios or in separate custodian accounts for each such Portfolio in the Custodian's name or nominee, as custodian for such Portfolio or Portfolios.

ii. The Custodian will implement appropriate control procedures (the "Control Procedures") to ensure that (A) only authorized personnel of the Custodian will be authorized to give instructions to the Central Fund Transfer Agent in connection with a Portfolio's purchase or sale of Central Fund shares, (B) trade instructions sent to the Central Fund Transfer Agent are properly acknowledged by the Central Fund Transfer Agent, and (C) the Central Fund Transfer Agent's records of each Portfolio's holdings of Central Fund shares are properly reconciled with the Custodian's records.

Section 2.03(v) of the Custodian Agreement shall be replaced in its entirety with the following section 2.03(v):

(v) in the case of the purchase of Central Fund shares, the Custodian shall pay for and receive Central Fund shares purchased for the account of a Portfolio, provided that (A) the Custodian shall only send instructions to purchase such shares to the Central Fund Transfer Agent in accordance with the Control Procedures ("Purchase Instructions") upon receipt of Proper Instructions from the Fund, and (B) the Custodian shall release funds to the Central Fund Transfer Agent only after receiving acknowledgment from the Central Fund Transfer Agent that it has received the Purchase Instructions.

Section 2.05(iv) of the Custodian Agreement shall be replaced in its entirety with the following section 2.05(iv):

(iv) in the case of Central Fund shares, the Custodian shall release Central Fund shares sold for the account of a Portfolio, provided that (A) the Custodian shall only send instructions to sell such shares to the Central Fund Transfer Agent in accordance with the Control Procedures ("Sell Instructions") upon receipt of Proper Instructions from the Fund, and (B) such Sell Instructions shall be properly confirmed by the Central Fund Transfer Agent.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to the Custodian Agreement to be executed in its name and behalf.

Each of the Investment Companies Listed on	\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\	Citibank, N.A.
Appendix "A" Attached Thereto, on Behalf
of each of Their Respective Portfolios
By: /s/Robert A. Dwight		By:/s/Christopher J. Soltis
Name: Robert A. Dwight		Name: Christopher J. Soltis
Title: Treasurer		Title: Vice President

Dated as of June 6, 2000